OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68856

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023   AND ENDING 12/31/2023
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LaSalle Investment Management Distributors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 West Wacker Drive, Suite 2300

(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Estee Dorfman	(781)780-7069	estee@dorfman-finop.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP

(Name – if individual, state last, first, and middle name)

200 East Randolph Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)
10/20/2003		185	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristina Meyer _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LaSalle Investment Management Distributors, LLC _____ , as of 12/31 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CECELIA A BROWNE
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 25, 2026

Signature:

Title:
President

Cecelia A Browne
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Financial Statements and Schedules

December 31, 2023

(With Report of Independent Registered Public Accounting Firm)

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
LaSalle Investment Management Distributors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LaSalle Investment Management Distributors, LLC (the Company) as of December 31, 2023, the related statements of operations and other comprehensive income, member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.



240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2012.

Chicago, Illinois
February 27, 2024

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Statement of Financial Condition

December 31, 2023

Assets		
Cash	$	7,378,626
Due from related party		5,710,051
Prepaid expenses		368,334
Total assets	$	13,457,011
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$	3,549,679
Due to Parent Company		893,253
Accrued expenses		807,895
Employee commissions payable		102,000
Total liabilities		5,352,827
Equity:		
Member's equity		8,101,260
Accumulated other comprehensive income		2,924
Total equity		8,104,184
Total liabilities and member's equity	$	13,457,011

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Statement of Operations and Other Comprehensive Income

Year ended December 31, 2023

Revenue:		
Commission and dealer manager fees	$	13,970,224
Private placement		10,295,353
Reimbursable revenue		5,625,033
Total revenue	$	29,890,610
Expenses:		
Selling expense	$	19,685,778
Travel and entertainment expense		2,269,909
Employee commissions expense		2,138,723
Business license and fees		1,280,832
Promotional expense		326,948
Legal expense		431,796
Professional expense		359,913
Other expense		1,458,017
Total expenses		27,951,916
Net income	$	1,938,694
Other comprehensive income:		
Foreign currency translation adjustment		885
Total other comprehensive income		885
Total comprehensive income	$	1,939,579

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Statement of Member's Equity

Year ended December 31, 2023

	Member units	Accumulated Other Comprehensive Income		Member's equity		Total equity
Balances at January 1, 2023	500	$	2,039	$	6,162,566	$	6,164,605
Net income	—		—		1,938,694		1,938,694
Other comprehensive income	—		885		—		885
Balances at December 31, 2023	500	$	2,924	$	8,101,260	$	8,104,184

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Statement of Cash Flows

Year ended December 31, 2023

Cash flows from operating activities:		
Net income	$	1,938,694
Reconciliation of net income to net cash from operating activities:		
Effects of changes in operating assets and liabilities:		
Decrease in prepaid expenses		29,628
Increase in due from related party		(105,148)
Decrease in employee commissions payable		(157,884)
Decrease in accounts payable		(94,325)
Increase in accrued expenses		132,165
Increase in due to Parent Company		657,599
Net cash provided by operating activities	$	2,400,729
Net increase in cash		2,400,729
Effect of exchange rates		885
Beginning cash balance		4,977,012
Ending cash balance	$	7,378,626

See accompanying notes to financial statements.

(1) Organization

LaSalle Investment Management Distributors, LLC (the Company or LIMD), a subsidiary of LaSalle Investment Management, Inc. (Parent Company and Member) was formed in the state of Delaware on March 10, 2011. The Company was formed to conduct transactions as a broker-dealer to provide investment management, asset management or similar services to the Parent Company or its affiliates. The Company is the Dealer Manager for the public and private offerings of JLL Income Property Trust, Inc. (JLLIPT), an affiliate of the Parent Company.

The Company is registered with the Securities and Exchange Commission (the SEC), Financial Industry Regulatory Authority (the FINRA), and various states. On December 20, 2011, the Company's FINRA membership was approved. The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to: (1) acting as a wholesaler and/or placement agent with respect to public non-listed REITs and the private placement of securities, including Delaware Statutory Trusts and other like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

On March 3, 2015, JLLIPT began a private offering of up to $350,000,000 of Class D shares of common stock.

On December 22, 2021, the SEC declared JLLIPT's third follow-on Registration Statement (the 'Third Extended Public Offering") effective (Commission File No. 333-256823) to offer up to $3,000,000,00, in shares of which $2,700,000,000 of shares offered in the primary offering and up to $300,000,000 in shares offered pursuant to the distribution reinvestment plan.

On October 16, 2019, JLLIPT initiated the Delaware Statutory Trust Program (DST Program), and on November 8, 2022, increased the private offering up to a total of $2,000,000.

Historically and for the foreseeable future, the Company is highly dependent on the Parent Company to fund any operating losses. As of December 31, 2023, the Company was obligated to the Parent and its affiliate organizations for expenses recorded on the books and records of the Company totaling $893,253. The Parent will not require the repayment of these expenses that the Parent or its affiliates may provide to the Company during 2024, until subsequent to February 28, 2025 as evidenced in writing by the Parent Company.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates*
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) *Limitation on Withdrawal of Equity Capital*

It is FINRA's policy to require written notice two business days prior to any equity withdrawals that exceed $500,000 and, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period. The Company made no equity distributions in 2023.

(c) *Revenue Recognition*

Upon adoption of FASB ASC 606, *Revenue from Contracts with Customers*, the Company identified revenue from contracts with customers, which includes sales commissions, dealer manager fees, placement fees, and reimbursable revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. See Note 3, Revenue Recognition, for revenue recognition disclosures required by FASB ASC 606.

(d) *Employee Commissions Expense*

In connection with the marketing of investment programs, employees of the Parent Company who are registered representatives of the Company may receive compensation based on the third-party investment in the related investment program.

(e) *Foreign Exchange*

The Company utilizes the U.S. dollar as the functional currency, except for the Canadian bank account, which use the Canadian dollar as the functional currency. When preparing financial statements, assets and liabilities of foreign entities are translated at the exchange rates at the statement of financial condition date, while revenue and expense items are translated at average rates for the period. Revenue and expense amounts of significant transactions are translated at the rate in effect as of the date of the transactions. Foreign currency translation adjustments are recorded in accumulated other comprehensive income.

(3) Revenue Recognition

Revenue earned during the year ended December 31, 2023 under the agreement with the client includes the following:

	Year ended December 31, 2023
Commissions	$ 656,290
Dealer manager fees	13,313,934
Private placement	10,295,353
Reimbursable revenue	5,625,033
Total revenue	$ 29,890,610

Sales commissions are based upon a percentage of third-party investment in the related investment program. The Company recognizes the upfront sales commissions for JLLIPT Class A, A-I and D common stock on a trade date basis when the services are performed and the amount the Company is entitled to is known. JLLIPT pays upfront selling commissions per the dealer agreement. LIMD's performance obligation is wholly satisfied on the date an investor purchases shares of JLLIPT common stock or beneficial interests in the DST Program. The upfront sales commissions on the DST Program are included in private placement in the Company's statement of operations and other comprehensive income.

LaSalle Investment Management Distributors, LLC serves as the dealer manager for the DST Program. JLLIPT's taxable REIT subsidiary, which is a wholly owned subsidiary of its operating partnership, will pay the dealer manager upfront selling commissions, upfront dealer manager fees and private placement fees of up to 5.0%, 1.0% and 1.0%, respectively, of the gross purchase price per unit of beneficial interest sold in the DST Program. All upfront selling commissions and upfront dealer manager fees are reallowed to participating broker-dealers and are recognized in the same manner as the selling fees detailed above.

Dealer manager fees accrue daily in an amount equal to 1/365th of the stated class-specific fee based on the net asset value for each outstanding share of common stock or operating partnership. The Company accounts for dealer manager fees which are satisfied at a point in time (trade date) but are paid over time as variable fees, as they are dependent upon net asset values of JLLIPT and investor activities in periods after the trade date. The Company receives an investor servicing fee of up to 0.25% of the initial equity investment in the DST Program. Due to this constraint, the Company recognizes dealer manager fees when the net asset values of JLLIPT is known. Consequently, dealer manager fees recognized in the current period primarily relate to performance obligations that were satisfied in prior periods. The Company believes that the performance obligation is satisfied on the date the investor purchases shares of JLLIPT common stock or the beneficial interest in the DST. The transaction price is determined by the agreement between the Company and JLLIPT as disclosed in the JLLIPT prospectus. LIMD's performance obligation is satisfied on the date the investor purchases shares of JLLIPT common stock, operating partnership units, or the beneficial interest in the DST. The transaction price is determined by the agreement between the Company and JLLIPT as disclosed in the JLLIPT prospectus. The dealer manager fees are included in commission and dealer manager fees, and the investor servicing fees are included in private placement in the Company's statement of operations and other comprehensive income.

The Company incurs certain costs in connection with its performance obligation to distribution services which it receives reimbursement from JLLIPT based on the Dealer Manager Agreement. Such costs are included in selling, travel and entertainment, business licenses and fees, legal, audit, promotional, and other expenses in the Company's statement of operations and other comprehensive income. The Company controls the services before they are transferred to JLLIPT and acts in the capacity of a principal. LIMD's performance obligation is wholly satisfied on the date the goods or services are exchanged. Reimbursement for these costs are generally paid monthly and is presented on a gross basis in reimbursable revenue in the Company's statement of operations and other comprehensive income.

(4) Income Taxes

The Company is a limited liability company which is treated for federal and state income tax purposes as a disregarded entity and is not subject to income taxes. Accordingly, the accompanying financial statements contain no provision for income taxes. The Company had no uncertain tax positions which would require the Company to record a tax exposure liability as of December 31, 2023. The Company does not have a tax-sharing agreement with the Parent Company and no payments have been made between the Company and its Parent Company for tax reimbursements.

(5) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital of 6 2/3%. At December 31, 2023, the Company had net capital and net capital requirements of $5,197,929 and $356,855, respectively. At December 31, 2023, the Company's ratio of aggregate indebtedness to net capital was approximately 1.03 to 1.

(6) Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, LaSalle Investment Management, Inc. is the sole member of the Company and contributes to the management of the operations of the Company.

The Company shall terminate on December 31, 2111, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Delaware Limited Liability Company Act, a member shall not be personally liable for any debt, obligation, or liability of the Company solely by reason of being a member of a limited liability company.

(7) Commitments and Contingencies

The firm has no commitments or contingencies at December 31, 2023.

(8) Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement), whereby the Parent Company provides certain services at no cost to the Company. Services under the Agreement include certain compensation and occupancy costs, including lease of office space, the use of furnishings, as well as the information technology infrastructure, with the Parent Company and were approximately $11,177,914 during 2023.

The Company has and will continue to record expenses for which it is directly or indirectly liable, such as business license, employee commission expense, and professional fees, in its statement of operations and other comprehensive income. Expenses are incurred by LIMD but paid by the Parent to the independent third parties. LIMD recognizes such expenses across all expense types through the statement of operations and other comprehensive income and records a due to Parent liability until payment to the Parent is made. For the year ended December 31, 2023, the Parent Company paid expenses for a total of $8,327,243. As of December 31, 2023, the Company recorded due to related party of $893,253.

JLLIPT has engaged the Company as a dealer manager for the issuance and sale to the public for certain classes of JLLIPT common stock and interests in the DST Program. Pursuant to the arrangement, the Company will also manage relationships with participating broker-dealers and provide assistance in connection with compliance matters relating to marketing the JLLIPT offering.

The Company will earn selling commissions on Class A shares of up to 3.0% of the net asset value per Class A share on the date of purchase. The Company will receive a dealer manager fee that accrues daily in an amount equal to $1/365^{th}$ of 0.85% of the net asset value per share for Class A shares and Class A OP Units.

The Company will receive a dealer manager fee that accrues daily in an amount equal to $1/365^{th}$ of 0.30% of the net asset value for each Class M share.

The Company will earn selling commissions on Class A-I shares of up to 1.5% of the net asset value per Class A-I share on the date of purchase. In addition, the Company will receive a dealer manager fee that accrues daily in an amount equal to $1/365^{th}$ of 0.30% of the net asset value for each Class A-I shares and Class A-I OP Units. No selling commissions or dealer manager fees are received in connection with the sale of any Class M-I shares or Class M-I OP Units.

The Company will earn selling commissions on Class D shares of up to 1.0% of the net asset value per Class D share on the date of purchase. No dealer manager fees are earned on Class D shares.

The Company will earn selling commissions of up to 5.0%, dealer manager fees of up to 1.0% and placement fees of 1.0% on the sales of interests in the DST Program on the date of purchase. In addition, the Company receives an investor servicing fee of up to 0.25% of the initial equity investment in the DST Program.

The Company recorded total revenue of $13,970,224 from JLLIPT for the year ended December 31, 2023, which is included in commission and dealer manager fees in the statement of operations and other comprehensive income. As of December 31, 2023, the Company recorded a due from related party for $3,839,517. Pursuant to this participating broker-dealer arrangement, the Company engaged third-party participating broker-dealers to sell JLLIPT common stock. Payments of selling commissions and dealer manager fees are made by the Company to participating broker-dealers after receipt of funds from JLLIPT. The Company recorded total selling expense of $19,685,778 for the year ended December 31, 2023. As of December 31, 2023, the Company recorded accounts payable, related to these selling expenses, of $3,549,679. The Company recorded total private placement revenue of $10,295,353 from JLLIPT for the year ended December 31, 2023.

Pursuant to the Company's arrangement with JLLIPT, the Company is reimbursed for expenses incurred related to JLLIPT offerings. LIMD pays for such expenses to independent third parties and records reimbursable revenue and a due from related party for the amounts. For the year ended December 31, 2023, the Company recorded reimbursable revenue of $5,625,033. As of December 31, 2023, the Company recorded due from related party of $1,191,716. Additionally, LIMD is reimbursed for expenses paid related to JLLIPT fund costs paid in conjunction with other offering costs to independent third parties. These costs are not recorded on the statement of operations and other comprehensive income as they are not the responsibility of LIMD. As of December 31, 2023, the Company recorded due from related party of $678,818.

(9) Subsequent Events

Subsequent to December 31, 2023 and through February 27, 2024 the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

*****

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2023

Total equity qualified for net capital	$	8,104,184
Deductions/charges:		
Non-allowable assets:		
Due from related party		2,536,063
Prepaid expenses		368,334
Total non-allowable assets		2,904,397
Net capital before haircuts on securities positions		5,199,787
Haircuts on securities		1,858
Net capital		5,197,929
Aggregate indebtedness		
Items included in statement of financial condition		
Accrued expenses		807,895
Employee commissions payable		102,000
Accounts payable		3,549,679
Due to Parent Company		893,253
Total aggregate indebtedness		5,352,827
Ratio: Aggregate indebtedness to net capital		1.03 to 1
Computation of basic net capital requirement		
Minimum net capital required (the greater of 6 2/3% aggregate indebtedness or $5,000)		356,855
Net capital in excess of minimum requirement	$	4,841,074

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2023 filed on January 24, 2024 by LaSalle Investment Management Distributors, LLC (the Company) in its Form X-17A-5.

See accompanying report of independent registered public accounting firm.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Computation for Determination of Customer Reserve Requirements
and PAB Reserve Requirements under Rule 15c3-3

December 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to: (1) acting as a wholesaler and/or placement agent with respect to public non-listed REITs and the private placement of securities, including Delaware Statutory Trusts and other like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to: (1) acting as a wholesaler and/or placement agent with respect to public non-listed REITs and the private placement of securities, including Delaware Statutory Trusts and other like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
LaSalle Investment Management Distributors, LLC:

We have reviewed management's statements, included in the accompanying LaSalle Investment Management Distributors, LLC Exemption Report (the Exemption Report), in which (1) LaSalle Investment Management Distributors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: acting as a wholesaler and/or placement agent with respect to public non-listed REITs and the private placement of securities, including Delaware Statutory Trusts and other like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code , and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Chicago, Illinois
February 27, 2024

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

LaSalle Investment Management Distributors, LLC Exemption Report

LaSalle Investment Management Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: acting as a wholesaler and/or placement agent with respect to public non-listed REITs and the private placement of securities, including Delaware Statutory Trusts and other like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LaSalle Investment Management Distributors, LLC

I, Kristina Meyer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Kristina Meyer (signature)

Kristina Meyer

CEO

2/27/24

Date



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member and Management
LaSalle Investment Management Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7) LaSalle Investment Management Distributors, LLC (the Company) for the year ended December 31, 2023. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences;

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023.

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.



Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 27, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*
LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS LLC   8-68856

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 29,890,610.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 29,890,610.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 19,685,778.00
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	$ 5,625,033.00
	Deductions in excess of $100,000 require documentation	
5 **a**	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
c	Enter the greater of line 5a or 5b	$ 0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 25,310,811.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 4,579,799.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 6,869.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed _2023_ SIPC-6 or 6A	$ 3,783.00
11 a	Overpayment(s) applied on all _2023_ SIPC-6 and 6A(s) $ 0.00	
b	Any other overpayments applied $ 0.00	
c	All payments applied for _2023_ SIPC-6 and 6A(s) $ 3,783.00	
d	Add lines 11a through 11c $ 3,783.00	
12	**LESSER** of line 10 or 11d.	$ 3,783.00
13 a	Amount from line 8 $ 6,869.00	
b	Amount from line 9 $ 0.00	
c	Amount from line 12 $ 3,783.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	$ 3,086.00
14	Interest (see instructions) for ___0___ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 3,086.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-68856	DEA: FINRA	2023	Dec
MEMBER NAME	LASALLE INVESTMENT MANAGEMENT		
MAILING ADDRESS	DISTRIBUTORS LLC		
	333 WEST WACKER DRIVE 23RD FLR		
	CHICAGO, IL 60606		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS LLC	ROBIN DAWN FREEMAN
(Name of SIPC Member)	(Authorized Signatory)
1/26/2024	robin.freeman@lasalle.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.